Annual Report
June 30, 1996

STEIN ROE MONEY MARKET FUNDS

Government Reserves Fund
Cash Reserves Fund

Photographic image of woman and girl holding hands.

Logo: Stein Roe Mutual Funds
Building Wealth for Generations (sm)

Contents
From the President.......................................................  1
   Tim Armour's thoughts on the markets and investing

Q&A
Government Reserves Fund.................................................  3
Cash Reserves Fund.......................................................  6
   Interviews with the portfolio manager and a summary of major shifts in the Funds' investments over the past 12 months

Investments..............................................................  11
   A complete list of each Fund's investments with market values

Financial Statements.....................................................  14
   Balance sheets, statements of operations, and changes in net assets

Notes to Financial Statements............................................  17

Financial Highlights.....................................................  20
   Selected per-share data

Report of Independent Auditors...........................................  22

General Information......................................................  23
   A guide to products and services

From the President
TO OUR SHAREHOLDERS

We're pleased to present this annual report for the Stein Roe money market funds -- Stein Roe Government Reserves Fund and Stein Roe Cash Reserves Fund.

CHANGING WINDS
After more than a year of monetary tightening that successfully slowed economic growth and inhibited inflation, the Federal Reserve embarked on a new interest rate strategy during the Funds' fiscal year. Spurred by slowing corporate and government spending, declining auto sales and housing activity, and flatter holiday retail sales, the Federal Reserve began to trim the benchmark federal funds rate target, reducing it from 6 percent to 5.75 percent in July 1995, then to 5.50 percent in December 1995, and finally to
5.25 percent in January 1996.
   Because federal budget battles and two resulting government shutdowns hinted at further sluggishness in the economy and delayed key economic reports, investors entered 1996 with continued expectations of slow growth and further rate cuts. Then, in March, an astonish ing payroll report put the number of jobs created at the highest levels since January 1995. This data suggested far stronger economic growth than anyone had anticipated, which in turn indicated a possible spike in inflation. The bond markets plummeted.
   Today, the markets remain volatile, as many on Wall Street believe the Federal Reserve may make a tightening move at its next meeting to cool off economic growth and pre-empt a possible wage-price spiral. Many believe that a rate hike could send long-term rates even higher, however, hammering company profits and sending the markets into a tailspin.
   But while recent economic data increase the chance of a rate hike, it in no way guarantees one. In fact, while there is a possibility that the Federal Reserve may raise interest rates a quarter to a half percentage point at its next meeting, we think slowing economic growth later in the year should prevent any further increases. Additionally, despite solid job growth and expected second-quarter GDP growth of more than 3.5 percent, inflation remains subdued. So while some volatility may continue in the near term, the economy may stabilize by year-end 1996.

Photographic image of Timothy K. Armour.

THE BASICS
While no one can predict what might happen to the markets in the future, we believe investors should understand the factors that move the markets -- not just to profit from them, but to gain the patience to ride out short-term volatility in their investments. As always, no matter what direction you think the economy is heading, we think it's important to remember the basics. Think long term and re-evaluate your investment portfolio from time to time to make sure it continues to match your goals, risk tolerance and time horizon.
   Please call us at 800-338-2550 with your comments and suggestions. As always, we look forward to serving your investment needs.

Sincerely,

Timothy K. Armour
President
July 18, 1996

Q&A
AN INTERVIEW WITH JANE NAESETH, PORTFOLIO MANAGER OF GOVERNMENT RESERVES FUND AND CASH RESERVES FUND

FUND DATA
   INVESTMENT OBJECTIVE:
   Seeks maximum current income consistent with safety of capital and maintenance of liquidity by investing in money market securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, and in repurchase agreements for U.S. government securities.

   FUND INCEPTION:
   September 20, 1982

   TOTAL NET ASSETS:
   $66.9 million

Photographic image of Jane Naeseth.

GOVERNMENT RESERVES FUND

Q: HOW DID THE FUND PERFORM?
A: The Fund finished the fiscal year with a 5.01 percent total return, matching the 5.01 percent median return for its U.S. government money market fund peer group. As of June 30, 1996, the Fund's seven-day current yield was
4.50 percent.

Q: DURING THE FIRST SEVEN MONTHS OF THE FUND'S FISCAL YEAR, THE FEDERAL RESERVE HAD EASED RATES THREE TIMES -- IN JULY AND DECEMBER 1995 AND AGAIN IN JANUARY 1996. NOW, SOME INVESTORS THINK CURRENT INFLATION DATA MAY MERIT A REVERSAL OF MONETARY POLICY. WHAT ARE THE MOST RECENT INDICATIONS?
A: Certainly strong employment numbers and other economic indicators have raised questions among investors and contributed to choppiness in the markets recently. And while inflation remains relatively low, the market is convinced that the Federal Reserve will tighten in the third quarter and it already has factored about a half-point into current rates.
   Yet the data have simply been too mixed to say with any degree of certainty that inflation is on the rise. Our economists continue to believe that inflation will remain subdued, that growth will slow to a more sustainable level by December 1996, and that interest rates, while rising in the near term, most likely will drift down again by year-end 1996.
   Recent data seem to help confirm our view. The fears of an economic boom that roiled the bond markets in June seem to have calmed for the time being. Long-term Treasury bond yields, for example, recently have fallen -- mainly a result of unemployment claims, which, since mid-May, have been trending upward.

Q: HOW IS THIS AFFECTING YOUR STRATEGY FOR THE FUND?
A: During the year we allowed attrition to shorten the Fund's maturity, which dropped from 46 days on June 30, 1995, to 29 days on December 31. This strategy was driven by the fact that the market had factored in a bigger Federal Reserve easing move than we thought would actually happen, which caused longer-dated securities to have a lower yield than shorter securities. Investing into the market at current rates would have meant giving up more yield than we thought was justified. Based on the most recent Federal Reserve easing move, which was just a quarter of a point, so far we've been right.
   We've extended maturity slightly as interest rates have bobbed up again and the yield curve has resumed a more normal shape. At 56 days on June 30, 1996, the Fund currently is in a relatively neutral position, which will allow us to respond quickly to further interest rate moves.

Q: WHAT'S YOUR OUTLOOK FOR THE FUND?
A: While we expect to see a Federal Reserve tightening move sometime in the third quarter, we think the Fund's shorter maturity positions it well for a rising rate environment. If, by year end, interest rates are behaving as our forecasts indicate, we'll probably move to lock in higher rates by extending maturity slightly. In the near term, however, until the data is firmer, we'll keep our wait-and-see attitude and maintain the Fund's shorter maturity profile.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND
INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Fund's Adviser currently limits expenses to 0.70 percent of average net assets, subject to termination upon 30 days' notice. Absent past limits, the Fund's seven-day current yield would have been 4.40 percent and its total return would have been less. An investment in the Fund is neither insured nor guaranteed by the U.S. government, and there is no assurance that the Fund will be able to maintain its stable net asset value of $1 per share. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median total returns for the Fund's U.S. government money market fund peer group for the one-, five, and 10-year periods ending June 30, 1996, were 5.01 percent, 3.92 percent and 5.39 percent, respectively.

Fund Highlights
Government Reserves Fund
SECURITIES TYPE BREAKDOWN
                                              PORTFOLIO            PORTFOLIO
                                            JUNE 30, 1995        JUNE 30, 1996
Federal Agency Discount Notes                 43.7%                  54.3%
Repurchase Agreements                         46.6                   23.1
Federal Agency Bonds                           9.7                   22.6
Total                                          100%                   100%

MATURITY
PIE CHART:
AS OF JUNE 30, 1995
60-365 DAYS                   9.7%
5-59 DAYS                    34.1%
0-4 DAYS                     56.2%

PIE CHART:
AS OF JUNE 30, 1996
60-365 DAYS                  22.7%
5-59 DAYS                    30.1%
0-4 DAYS                     47.2%

Q&A
                                FUND DATA
INVESTMENT OBJECTIVE:
Seeks maximum current income consistent with capital preservation and maintenance of liquidity by investing in high-quality money market securities, such as U.S. Treasuries, commercial paper, banker's acceptances and certificates of deposit.

FUND INCEPTION:
October 2, 1976

TOTAL NET ASSETS:
$476.8 million

CASH RESERVES FUND Q&A
Q: HOW DID THE FUND PERFORM?
A: The Fund finished the fiscal year with a 5.07 percent total return, trailing the 5.09 percent median return for its money market peer group.
   As of June 30, 1996, the Fund's seven-day current yield was 4.70 percent, down from 5.31 percent a year ago. Much of that dip in yield occurred six months ago, when the Federal Reserve made two rate cuts, one in December 1995 and another in January 1996. And while strong market expectations of an imminent Federal Reserve tightening move have recently pushed rates a little higher, the Fund's yield has stayed just shy of 5 percent. This was driven primarily by technical factors, including unattractive overnight rates, which rose at the end of June as investors raced to get into the market before the July 1 Federal Reserve meeting. That created higher demand for paper. These supply and demand factors were further magnified by the fact that issuers generally refrain from issuing paper near quarter end.

Q: HAVE YOU MADE ANY CHANGES TO THE FUND'S MATURITY PROFILE?
A: Throughout the year we make strategic moves based on the shape of the yield curve.(1) The Fund's weighted average maturity was 61 days when we began the fiscal year on June 30, 1995. By the middle of the fiscal year, average maturity had telescoped to just 35 days. That's because the yield curve had inverted, meaning shorter-term yields exceeded longer-term yields. This often happens when investors are uncertain which direction interest rates will go. This was precisely the case in December and January, when mixed economic data made it difficult to say with certainty whether the Federal Reserve would ease rates. Buying longer securities at that point would have represented a bet that the Federal Reserve would ease soon. Under circumstances like these, longer- maturity securities start looking riskier, and longer-term yields fall as investors come to the conclusion that they won't be paid for that risk.
   We were able to extend maturity back out slightly as the yield curve returned to normal. By June 30, 1996, the Fund's average maturity was at 48 days. That's a relatively neutral position for us -- while we can invest in securities with maturities of up to one year in length, our average maturity is never longer than 90 days.

Q: WITH STOCK MARKET VALUATIONS AT SEEMINGLY RECORD HIGHS, SOME PUNDITS THINK AN EQUITY MARKET CORRECTION IS LONG OVERDUE. HOW WOULD THIS AFFECT THE FUND?
A: A sizable correction generally spurs inflows into both bond and money market funds. But bond investors have long memories, and the 1994 bear market in bonds may still haunt them. That's why some experts think inflows from equities would most likely be directed into money market funds as investors try to decide how to reposition their portfolios.
   Rates remain low, but they've been trending upward recently, and many think the Federal Reserve will push them a bit higher with a tightening move in the third quarter. For a money market fund, like Cash Reserves, the best possible time to gain assets is during a rising rate environment, such as we are now experiencing -- reinvesting large sums of cash when rates are low would most likely cause rates to drop even faster, hindering performance.

Q: LOOKING AHEAD, WHAT ARE YOUR PLANS FOR THE FUND?
A: We're expecting a Federal Reserve tightening move sometime in the third quarter, and, accordingly, we plan to maintain the Fund's shorter maturity in the near term.

(1) The Treasury yield curve does not represent any particular Stein Roe fund; you can find it in the Wall Street Journal.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. An investment in the Fund is neither insured nor guaranteed by the U.S. government, and there is no assurance that the Fund will be able to maintain its stable net asset value of $1 per share. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median total returns for the Fund's money market fund peer group for the one-, five, and 10-year periods ending June 30, 1996, were 5.09 percent, 4.01 percent and 5.55 percent, respectively.

Fund Highlights
Cash Reserves Fund
                           SECURITIES TYPE BREAKDOWN
                                              PORTFOLIO            PORTFOLIO
                                            JUNE 30, 1995        JUNE 30, 1996
Commercial Paper                                 71.3%                  75.2%
Corporate Notes                                  18.0                   12.7
Federal Agencies                                  2.9                    5.3
Letter of Credit Commercial Paper                 3.9                    3.6
Yankee Certificates of Deposit                    3.9                    3.2
Total                                             100%                   100%

MATURITY
PIE CHART:
As of June 30, 1995
360+ days       6.9%
150-359 days    8.7%
60-89 days      3.8%
30-59 days     13.2%
0-29 days      67.4%

PIE CHART:
As of June 30, 1996
360+ days       4.2%
90-359 days     5.3%
60-89 days      4.3%
30-59 days      8.6%
0-29 days      77.6%

Shareholders Approve Four Proposals
At a special meeting on June 18, 1996, shareholders of Stein Roe Government Reserves Fund and Cash Reserves Fund voted to approve proposals relating to an election of each Fund's Board of Trustees, modifications to certain investment policies, and new management and administrative agreements. The approved proposals include:

(A) Expansion of Board of Trustees
Each Fund's Board was expanded from seven to nine members; nine members were elected to each Board. This expansion will help Stein Roe to facilitate the transition of responsibilities from retiring board members to new board members over an 18-month period.

(B) Interfund Borrowing
(C) Interfund Lending
Cash management is an important part of the investment process for mutual funds. An interfund lending program -- a program that allows mutual funds to borrow cash from and lend cash to each other -- gives the funds an additional credit facility to meet emergency needs at terms that would be at least as favorable as a third party transaction, such as a bank line of credit. Stein Roe expects to engage in interfund borrowing only when we think it would be more favorable to both funds than borrowing from a third party.

(D) Administrative and Management Agreements
Each Fund's Investment Advisory Agreement is replaced by separate a) Administrative and b) Portfolio Management Agreements. These new agreements essentially carry forward, under two separate agreements, the investment advisory and management services Stein Roe & Farnham already provides to each Fund. Separate agreements will facilitate, at a future date, the pooling of each Fund's assets with assets of other funds that have identical investment objectives. The resulting larger pool of assets would be managed by Stein Roe & Farnham.

                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED    AFFIRMATIVE  WITHHOLD
   GOVERNMENT RESERVES FUND...  71,620,276   41,799,525
   A) Expansion of Board of
       Trustees
       Timothy K. Armour......                             40,973,014      826,511
       Kenneth L. Block.......                             40,724,920    1,074,605
       William W. Boyd........                             40,968,886      830,639
       Lindsay Cook...........                             40,973,406      826,119
       Douglas A. Hacker......                             40,800,765      998,760
       Francis W. Morley......                             40,680,074    1,119,451
       Charles R. Nelson......                             40,973,127      826,398
       Thomas C. Theobald.....                             40,899,824      899,701
       Gordon R. Worley.......                             40,735,343    1,064,182
                                                    FOR       AGAINST  ABSTENTIONS
   B) Interfund Borrowing                    38,572,605     2,958,063      268,857
   C) Interfund Lending                      39,272,223     2,034,310      492,992
   D) Administrative and
      Management Agreements
       a) Administrative                     38,639,652     2,305,296      854,577
       b) Management                         38,627,025     2,288,501      884,449
                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD
   CASH RESERVES FUND.........  490,523,088  273,934,563
   A) Expansion of Board of
       Trustees
       Timothy K. Armour......                            267,954,779    5,979,784
       Kenneth L. Block.......                            268,166,427    5,768,136
       William W. Boyd........                            268,229,902    5,704,661
       Lindsay Cook...........                            268,284,446    5,650,117
       Douglas A. Hacker......                            267,486,661    6,447,902
       Francis W. Morley......                            268,147,677    5,786,886
       Charles R. Nelson......                            268,244,983    5,689,580
       Thomas C. Theobald.....                            267,521,964    6,412,599
       Gordon  R. Worley......                            267,915,356    6,019,207
                                                    FOR       AGAINST  ABSTENTIONS
   B) Interfund Borrowing                   247,904,886    18,613,768    7,415,909
   C) Interfund Lending                     249,176,039    17,136,174    7,622,350
   D) Administrative and
      Management Agreements
       a) Administrative                    255,071,708     9,889,236    8,973,619
       b) Management                        254,828,455    10,033,869    9,072,239

Government Reserves
INVESTMENTS AS OF JUNE 30, 1996
(DOLLAR AMOUNTS IN THOUSANDS)
                                                                    INTEREST     MATURITY  PRINCIPAL    MARKET
                                                                       RATE*         DATE     AMOUNT     VALUE
U.S. GOVERNMENT AGENCY
OBLIGATIONS (76.1%)
Federal Home Loan Bank ....................................           5.430%      1/10/97    $10,000   $10,000
Federal Home Loan Bank ....................................           5.410       3/14/97      5,000     5,000
Federal Home Loan Mortgage
   Corporation ............................................           5.262       7/01/96     16,000    16,000
Federal Home Loan Mortgage
   Corporation ............................................           5.300       7/15/96     20,000    19,959
                                                                                                       -------
TOTAL U.S. GOVERNMENT
   AGENCY OBLIGATIONS
   (Amortized Cost $50,959) ...............................                                             50,959
REPURCHASE AGREEMENTS (22.9%)
CIBC Wood Gundy Securities; 6/28/96
   agreement collateralized by Federal
   National Mortgage Association bond,
   5.450% due 5/02/01
   (Amortized Cost $15,300) ...............................           5.450       7/01/96     15,300    15,300
TOTAL INVESTMENTS (99.0%)
   (Amortized Cost $66,259) ...............................                                             66,259
OTHER ASSETS, LESS LIABILITIES (1.0%) .....................                                                669
                                                                                                       -------
TOTAL NET ASSETS (100%) ...................................                                            $66,928
                                                                                                       =======

* The interest rate is the effective rate at date of purchase.

See accompanying notes to financial statements.

Cash Reserves
INVESTMENTS AS OF JUNE 30, 1996
(DOLLAR AMOUNTS IN THOUSANDS)
                                                  INTEREST      MATURITY    PRINCIPAL      MARKET
COMMERCIAL PAPER (78.0%)                       RATE RANGE*    DATE RANGE       AMOUNT      VALUE
BUSINESS SERVICES (6.5%)
Orix America (L.O.C. Norianchukin
   Bank) ..............................             5.577        7/29/96       $11,000   $10,952

ELECTRONICS (4.9%)
**General Signal Corp. ................             5.406        7/19/96        13,800    13,763
General Signal Corp. ..................             5.451        7/22/96         9,600     9,570
                                                                                         -------
     ..................................                                                   23,333

FINANCIAL SERVICES (65.3%)
   BANKING (8.8%)
   Goldman Sachs Group, Ltd. ..........             5.653       7/01/96         20,000    20,000
   **Pooled Accounts Receivable
   Capital ............................             5.423       7/19/96         15,064    15,024
   Sumitomo Bank Capital
      Markets Inc. (gtd. by
      Sumitomo Bank Ltd.)                           5.527       8/09/96          7,000     6,959
                                                                                         -------
     ..................................                                                   41,983

   BROKERAGE SERVICES (5.0%)
   Lehman Brothers Holdings Inc. ......             5.445       7/01/96         24,000    24,000

   BUSINESS CREDIT INSTITUTIONS (14.2%)
   Finova Capital Corp. ...............             5.443       8/14/96         23,000    22,849
   Sanwa Business Credit Corp. ........             5.440       7/10/96         20,000    19,973
   Sears Roebuck Acceptance Corp. .....             5.419       7/18/96         20,000    19,949
   Whirlpool Financial Corp. ..........             5.603       7/01/96          5,000     5,000
                                                                                         -------
     ..................................                                                   67,771

   LENDING INSTITUTIONS (3.8%)
   Oak Funding Corp. ..................       5.423-5.516 7/02/-7/15/96         18,000    17,987

   MISCELLANEOUS FINANCIAL (33.5%)
   **Diamond Asset Funding Corp. ......             5.454       7/08/96         15,000    14,985
   Enterprise Funding Corp. ...........             5.401       7/18/96         20,000    19,948
   Hanson Finance Plc .................             5.401       7/16/96         20,000    19,955
   Heller Financial, Inc. .............             5.449       7/17/96         24,000    23,942
   Old Line Funding Corp. .............             5.382       7/15/96         23,000    22,952
   **Thames Asset Global
      Securitization ..................             5.437       7/15/96         20,000    19,958
   Tri-Lateral Capital USA Inc. .......       5.502-5.519  7/19-7/22/96         22,899    22,828
   Windmill Funding Corp. .............             5.366       7/03/96         15,023    15,018
                                                                                         -------
     ..................................                                                  159,586
                                                                                         -------
TOTAL FINANCIAL SERVICES ..............                                                  311,327

FOOD & BEVERAGES (4.2%)
Coca Cola Enterprises, Inc. ...........             5.417       7/16/96         20,000    19,955

PHOTOGRAPHY (1.3%)
**Seiko Corp. of America (L.O.C .......
   Dai-Ichi Kangyo Bank Ltd.) .........             5.531       7/17/96          6,000     5,986
                                                                                         -------

TOTAL COMMERCIAL PAPER
   (Amortized cost $371,554) ..........                                                  371,553

Cash Reserves CONTINUED
                                            INTEREST      MATURITY        PRINCIPAL     MARKET
                                          RATE RANGE*   DATE RANGE           AMOUNT      VALUE
VARIABLE RATE NOTES (12.6%)
BANKS (4.2%)
Sanwa Bank Ltd. .........................      5.480%      8/12/96         $ 20,000   $ 20,000

FINANCIAL SERVICES (8.4%)
**American Honda Finance Corp.
   (gtd. by Honda Motor Co. Inc.) .......      5.299       3/14/97           20,000     20,000
Morgan Stanley Group Inc. ...............      5.500  Optional Put           20,000     20,000
                                                           7/15/96
                                                                                      --------
                                                                                        40,000
                                                                                      --------
TOTAL VARIABLE RATE NOTES
   (Amortized cost $60,000) .............                                               60,000

U.S. GOVERNMENT AGENCY
OBLIGATION (5.2%)
Federal Home Loan Bank
   (Amortized cost $25,000) .............      5.560       3/18/97           25,000     25,000

YANKEE CERTIFICATE OF DEPOSIT (3.1%)
FINANCIAL SERVICES
Sumitomo Bank, Ltd. .....................      5.440       7/03/96           15,000     15,000
                                                                                      --------
TOTAL YANKEE CERTIFICATE OF DEPOSIT
   (Amortized cost $15,000) .............                                               15,000

TOTAL INVESTMENTS (98.9%)
   (Amortized cost $471,553) ............                                              471,553
OTHER ASSETS, LESS LIABILITIES (1.1%) ...                                                5,287
                                                                                      --------
TOTAL NET ASSETS (100.0%) ...............                                             $476,840
                                                                                      ========

*The interest rate is the effective rate at the date of purchase except for variable rate notes, for which the interest rate represents the current rate as of the most recent reset date.
**Represents private placement securities exempt from registration by
Section 4(2) of the Securities Act of 1933. These securities generally are issued to investors who agree that they are purchasing the securities for investment and not with a view to public distribution. Any resale by the Fund must be in an exempt transaction, normally to other institutional investors. At June 30, 1996, the aggregate value of the Fund's private placement securities was $89,716 which represented 18.8% of net assets. None of these are deemed to be illiquid securities. Letter of credit backing of a note is represented by L.O.C.

See accompanying notes to financial statements.

Balance Sheets
June 30, 1996
(Amounts in Thousands, except Per-Share Amounts)
                                                       GOVERNMENT        CASH
                                                         RESERVES    RESERVES
ASSETS
Investments, at value (including $15,300 in repurchase
   agreements for Government Reserves) ...............   $ 66,259    $471,553
Accrued interest receivable ..........................        345         786
Cash and other assets ................................        496       7,385
                                                         --------    --------
   Total Assets ......................................   $ 67,100    $479,724
                                                         ========    ========

LIABILITIES
Payable for fund shares redeemed .....................   $   --      $  1,792
Dividends payable ....................................         84         625
Payable to investment adviser and transfer agent .....         39         259
Other liabilities ....................................         49         208
                                                         --------    --------
   Total Liabilities .................................        172       2,884
                                                         --------    --------

CAPITAL
Paid-in capital ......................................     66,968     476,704
Accumulated net realized gains (losses) on investments        (40)        136
                                                         --------    --------
   Total Capital (Net Assets) ........................     66,928     476,840
                                                         --------    --------
   Total Liabilities and Capital .....................   $ 67,100    $479,724
                                                         ========    ========
Shares Outstanding (Unlimited Number Authorized) .....     66,967     476,757
                                                         ========    ========
Net Asset Value (Capital) Per Share ..................   $   1.00    $   1.00
                                                         ========    ========

See accompanying notes to financial statements.

Statements of Operations
For The Year Ended
June 30, 1996
(Amounts in Thousands)
                                                    GOVERNMENT        CASH
                                                      RESERVES    RESERVES
INVESTMENT INCOME
Interest Income ....................................   $ 4,804    $28,020
EXPENSES
Management fees ....................................       425      2,432
Transfer agent fees ................................       128        730
Printing and postage ...............................        18        207
Accounting fees ....................................        26         36
Legal and audit fees ...............................        32         32
Registration fees ..................................        24         27
Trustees' fees .....................................        18         28
Other expenses .....................................        28        291
                                                       -------    -------
     ...............................................       699      3,783
Reimbursement of expenses by investment adviser ....      (105)      --
                                                       -------    -------
   Total Expenses ..................................       594      3,783
                                                       -------    -------
   Net Investment Income ...........................     4,210     24,237
NET REALIZED GAINS ON INVESTMENTS ..................         3       --
                                                       -------    -------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS   $ 4,213    $24,237
                                                       =======    =======

See accompanying notes to financial statements.

Statements of Changes in Net Assets
FOR THE YEARS ENDED JUNE 30, 1995 AND 1996
(AMOUNTS IN THOUSANDS)
                                                                    GOVERNMENT RESERVES                   CASH RESERVES
                                                                   1995             1996              1995              1996
OPERATIONS
Net investment income ......................................    $   4,775         $   4,210         $  25,612         $  24,237
Net realized gains (losses) on investments .................           (7)                3               (85)             --
                                                                ---------         ---------         ---------         ---------
   Net Increase in Net Assets Resulting
     from Operations .......................................        4,768             4,213            25,527            24,237
                                                                ---------         ---------         ---------         ---------
DISTRIBUTIONS TO SHAREHOLDERS
Dividends from net investment income .......................       (4,775)           (4,210)          (25,612)          (24,237)
                                                                ---------         ---------         ---------         ---------
SHARE TRANSACTIONS
Subscriptions to fund shares ...............................       69,532            60,169           746,505           711,619
Investment income dividends reinvested .....................        3,968             3,737            23,255            22,397
Redemptions of fund shares .................................      (85,663)          (90,299)         (826,225)         (755,339)
                                                                ---------         ---------         ---------         ---------
   Net Decrease from Share Transactions ....................      (12,163)          (26,393)          (56,465)          (21,323)
                                                                ---------         ---------         ---------         ---------
   Net Decrease in Net Assets ..............................      (12,170)          (26,390)          (56,550)          (21,323)
TOTAL NET ASSETS
Beginning of year ..........................................      105,488            93,318           554,713           498,163
                                                                ---------         ---------         ---------         ---------
End of year ................................................    $  93,318         $  66,928         $ 498,163         $ 476,840
                                                                =========         =========         =========         =========
ANALYSES OF CHANGES IN SHARES
  OF BENEFICIAL INTEREST
Subscriptions to fund shares ...............................       69,532            60,169           746,505           711,619
Investment income dividends reinvested .....................        3,968             3,737            23,255            22,397
                                                                ---------         ---------         ---------         ---------
                                                                   73,500            63,906           769,760           734,016
Redemptions of fund shares .................................      (85,663)          (90,299)         (826,225)         (755,339)
                                                                ---------         ---------         ---------         ---------
Net decrease in fund shares ................................      (12,163)          (26,393)          (56,465)          (21,323)
Shares outstanding at beginning of year ....................      105,523            93,360           554,545           498,080
                                                                ---------         ---------         ---------         ---------
Shares outstanding at end of year ..........................       93,360            66,967           498,080           476,757
                                                                =========         =========         =========         =========

See accompanying notes to financial statements.

Notes to the Financial Statements

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies of Stein Roe Government Reserves Fund and Stein Roe Cash Reserves Fund (the "Funds"), each a series of Stein Roe Income Trust (a Massachusetts business trust).

INVESTMENT VALUATIONS
The Funds utilize the amortized cost method to value their investments, which approximates market value. This technique involves valuing a security initially at cost and thereafter assuming a constant amortization to maturity of any discount or premium. In the event that a deviation of .50 of 1 percent or more exists between a Fund's $1.00 per share net asset value, calculated at amortized cost, and the net asset value calculated by reference to market quotations, the Board of Trustees would consider what action, if any, should be taken. Other assets of the Funds are valued by a method that the Board of Trustees believes represents a fair value.

FEDERAL INCOME TAXES
No provision is made for federal income taxes since the Funds elect to be taxed as "regulated investment companies" and make such distributions to their shareholders as to be relieved of all federal income taxes under provisions of current federal tax law.

DISTRIBUTIONS TO SHAREHOLDERS
The Funds declare income dividends from net investment income daily and pay these dividends monthly.

OTHER INFORMATION
Realized gains or losses from sales of securities are determined on the specific identified cost basis.
   The Funds attempt to maintain their net asset value per share at $1.00, which they believe will be possible under most conditions.
   The Funds require issuers of repurchase agreements to transfer the securities underlying the agreements to the Funds' custodian at the time of payment for the repurchase agreement. The Funds monitor the value of securities underlying a repurchase agreement during the term of the agreement.
   All amounts, except per-share amounts, are shown in thousands.

NOTE 2. PORTFOLIO COMPOSITION
Government Reserves invests in U.S. government securities maturing in thirteen months or less from the date of purchase, and repurchase agreements collateralized by U.S. government securities, regardless of the maturities of such securities. U.S. government securities include securities issued or guaranteed by the U.S. government and its agencies or instrumentalities.
   Cash Reserves invests in U.S. dollar-denominated money market instruments maturing in thirteen months or less from time of investment. Under normal market conditions, the Fund will invest at least 25 percent of its total assets in securities of issuers in the financial services industry (which includes, but is not limited to, banks, personal credit and business credit institutions, and other financial services institutions). At June 30, 1996,
81.0 percent of the Fund's total assets were invested in the financial services industry. In addition, at June 30, 1996, 87.5 percent of the Fund's investments were in instruments of entities located in the United States and
12.5 percent were in instruments of Japanese entities. Country determination is based on either the location of the issuer or, in the case of those instruments that are guaranteed by another entity, the location of the guarantor.
   See each Fund's schedule of investments for additional information on portfolio composition.

NOTE 3. TRUSTEES' FEES AND TRANSACTIONS WITH AFFILIATES
The Funds pay a monthly management fee, computed and accrued daily, to the Adviser, an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company, for its services as investment adviser and manager. Effective November 1, 1995, the annualized fee for each fund is .50 of 1 percent of the first $500 million of average daily net assets, .45 of 1 percent of the next $500 million, and .40 of 1 percent over $1 billion. Prior to that date, the annualized fee for Government Reserves was .50 of 1 percent of average daily net assets. For Cash Reserves, the annualized fee was .50 of 1 percent of the first $1 billion of average daily net assets, .475 of 1 percent on the next $500 million, and .45 of 1 percent thereafter.
   Effective July 1, 1996, as a result of shareholder vote, each Fund's investment advisory agreement was replaced by separate administrative and management agreements. The administrative fee for the Funds will be .25 of 1 percent of the first $500 million of average daily net assets, .20 of 1 percent of the next $500 million, and .15 of 1 percent over $1 billion. The management fee will be .25 of one percent of average daily net assets. There is no increase in the aggregate fee paid to the Adviser due to these changes.
   The investment advisory agreements of the Funds provide that the Adviser will reimburse each Fund to the extent that its annual expenses, excluding certain expenses, exceed the applicable limits prescribed by any state in which each Fund's shares are offered for sale.
   In addition, the Adviser has agreed to reimburse Government Reserves to the extent that its expenses exceed .70 of 1 percent of average daily net assets. This expense limitation expires October 31, 1997, subject to earlier termination by the Adviser on 30 days' notice.
   The transfer agent fees of the Funds are paid to SteinRoe Services Inc.
(SSI), an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company. Effective July 3, 1996, SSI entered into an agreement with Colonial Investors Service Center, Inc., an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company, to act as a sub-transfer agent for the Funds.
   The Adviser also provides the Fund with certain Fund accounting services. For the year ended June 30, 1996, Government Reserves and Cash Reserves incurred fees of $26 and $36, respectively.
   Certain officers and trustees of the Trust are also officers of the Adviser. The compensation of trustees not affiliated with the Adviser for Government Reserves and Cash Reserves for the year ended June 30, 1996, was $18 and $28, respectively. No remuneration was paid to any other trustee or officer of the Trust.

NOTE 4. INVESTMENT TRANSACTIONS
   Cost of investments of the Funds was the same for financial reporting purposes and federal income tax purposes.

FINANCIAL HIGHLIGHTS

GOVERNMENT RESERVES
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.

                                                                              Years Ended June 30,
                                                               1987            1988            1989            1990
Net Asset Value, Beginning of Period                       $     1.000     $     1.000     $     1.000     $     1.000
                                                           -----------     -----------     -----------     -----------
         Net investment income                                   0.050           0.058           0.080           0.078
         Distributions from net investment income               (0.050)         (0.058)         (0.080)         (0.078)
                                                           -----------     -----------     -----------     -----------
Net Asset Value, End of Period                             $     1.000     $     1.000     $     1.000     $     1.000
                                                           ===========     ===========     ===========     ===========
Ratio of net expenses to average net assets (a)                  1.03%           0.87%           0.70%           0.70%
Ratio of net investment income to average net assets (b)         4.97%           5.75%           8.02%           7.79%
Total return (b)                                                 5.11%           5.90%           8.27%           8.05%
Net assets, end of year                                    $    34,799     $    41,787     $    50,185     $    53,400

                                                                        Years Ended June 30,
                                                                1991             1992            1993
Net Asset Value, Beginning of Period                       $      1.000     $      1.000     $      1.000
                                                           ------------     ------------     ------------
         Net investment income                                    0.066            0.044            0.027
         Distributions from net investment income                (0.066)          (0.044)          (0.027)
                                                           ------------     ------------     ------------
Net Asset Value, End of Period                             $      1.000     $      1.000     $      1.000
                                                           ============     ============     ============
Ratio of net expenses to average net assets (a)                   0.70%            0.70%            0.70%
Ratio of net investment income to average net assets (b)          6.41%            4.27%            2.75%
Total return (b)                                                  6.74%            4.45%            2.78%
Net assets, end of year                                    $    102,860     $    132,982     $    104,220

                                                                        Years Ended June 30,
                                                               1994             1995         1996
Net Asset Value, Beginning of Period                       $      1.000     $     1.000     $     1.000
                                                           ------------     -----------     -----------
         Net investment income                                    0.027           0.047           0.050
         Distributions from net investment income                (0.027)         (0.047)         (0.050)
                                                           ------------     -----------     -----------
Net Asset Value, End of Period                             $      1.000     $     1.000     $     1.000
                                                           ============     ===========     ===========
Ratio of net expenses to average net assets (a)                   0.70%           0.70%           0.70%
Ratio of net investment income to average net assets (b)          2.71%           4.65%           4.94%
Total return (b)                                                  2.74%           4.78%           5.01%
Net assets, end of year                                    $    105,488     $    93,318     $    66,928

(a) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the investment adviser, this ratio would have been 1.04, 0.93, 0.98, 0.83, 0.79, 0.76, 0.75, 0.75 and 0.82 percent for the years ended June 30, 1988 through 1996, respectively.

(b) Computed giving effect to investment adviser's expense limitation undertaking.

CASH RESERVES

Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                              Six
                                                                                             Months
                                                             Years Ended                     Ended
                                                             December 31,                   June 30,
                                                           1986             1987             1988
Net Asset Value, Beginning of Period                   $      1.000     $      1.000     $      1.000

                                                       ------------     ------------     ------------
         Net investment income                                0.061            0.060            0.032
         Distributions from net investment income            (0.061)          (0.060)          (0.032)
                                                       ------------     ------------     ------------
Net Asset Value, End of Period                         $      1.000     $      1.000     $      1.000
                                                       ============     ============     ============
Ratio of expenses to average net assets                       0.72%            0.72%            0.70%*
Ratio of net investment income to average net assets          6.05%            6.02%            6.36%*
Total return                                                  6.25%            6.15%            6.43%*
Net assets, end of year                                $    814,544     $    962,901     $    930,074

                                                                             Years Ended June 30,
                                                              1989           1990           1991          1992
Net Asset Value, Beginning of Period                   $      1.000     $      1.000     $      1.000     $      1.000
                                                       ------------     ------------     ------------     ------------
         Net investment income                                0.081            0.079            0.068            0.044
         Distributions from net investment income            (0.081)          (0.079)          (0.068)          (0.044)
                                                       ------------     ------------     ------------     ------------
Net Asset Value, End of Period                         $      1.000     $      1.000     $      1.000     $      1.000
                                                       ============     ============     ============     ============
Ratio of expenses to average net assets                       0.75%            0.76%            0.78%            0.78%
Ratio of net investment income to average net assets          8.13%            7.94%            6.81%            4.40%
Total return                                                  8.41%            8.20%            6.98%            4.49%
Net assets, end of year                                $    948,018     $    949,803     $    840,525     $    711,087

                                                                           Years Ended June 30,
                                                            1993             1994            1995             1996
Net Asset Value, Beginning of Period                   $      1.000     $      1.000     $      1.000     $      1.000
                                                       ------------     ------------     ------------     ------------
         Net investment income                                0.028            0.028            0.048            0.050
         Distributions from net investment income            (0.028)          (0.028)          (0.048)          (0.050)
                                                       ------------     ------------     ------------     ------------
Net Asset Value, End of Period                         $      1.000     $      1.000     $      1.000     $      1.000
                                                       ============     ============     ============     ============
Ratio of expenses to average net assets                       0.79%            0.79%            0.76%            0.78%
Ratio of net investment income to average net assets          2.81%            2.77%            4.83%            4.98%
Total return                                                  2.83%            2.81%            4.96%            5.07%
Net assets, end of year                                $    627,110     $    554,713     $    498,163     $    476,840

* Annualized

Report of Independent Auditors

To the Shareholders and Board of Trustees of Stein Roe Income Trust

Stein Roe Government Reserves
Stein Roe Cash Reserves

We have audited the accompanying balance sheets, including the schedules of investments, of Stein Roe Government Reserves and Stein Roe Cash Reserves as of June 30, 1996, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of Stein Roe Government Reserves and Stein Roe Cash Reserves at June 30, 1996, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon, in conformity with generally accepted accounting principles.

   Ernst & Young LLP

Chicago, Illinois
July 26, 1996

Funds for Every Investment Objective

The Stein Roe family of 100 percent no-load mutual funds offers a variety of funds so you can select the right fund, or combination of funds, to meet your investment objec tives. Call us at 800-338-2550 for a prospectus and more complete information on any of the funds, including management fees and expenses. Please read the pro spectus carefully before you invest or send money.

MONEY MARKET FUNDS
Money market funds seek to provide income while preserving principal and maintaining liquidity. These funds offer free check writing.

  o Government Reserves Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities.*

  o Cash Reserves Fund -- Invests in high-quality, short-term money market securities such as certificates of deposit, banker's acceptances and commercial paper.*

BOND FUNDS
Bond funds seek high current income by investing pri marily in fixed income securities.

  o Limited Maturity Income Fund -- Invests primarily in U.S. government and other high-quality debt securities. The dollar -weighted average effective maturity will not exceed three years.

  o Government Income Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies.*

  o Intermediate Bond Fund-- Invests primarily in marketable debt securities with an average life of three to 10 years.

  o Income Fund -- Pursues a higher level of current income by investing primarily in medium- and lower-quality bonds.

TAX-EXEMPT FUNDS
These funds help investors keep more of their earnings by investing in instruments that earn income free from federal income tax. Income may be subject to federal alternative minimum tax and state and local taxes; capital gains are subject to state, local and federal taxes.

  o Municipal Money Market Fund -- Seeks to provide the liquidity and stability of a money market fund plus current tax-free income. Free check writing available.*

*Money market mutual funds strive to maintain a $1 per share net asset value, but there is no assurance that the fund will be able to maintain a stable net asset value. The net asset value of a fund that invests in securities issued or guaranteed by the U.S. government is not guaranteed.

  o Intermediate Municipals Fund -- Seeks high current yield through investments primarily in the three highest grades of intermediate-term municipal securities.

  o Managed Municipals Fund -- Pursues high tax-free income by investing in a quality-conscious portfolio of long-term municipal bonds.

  o High-Yield Municipals Fund -- Seeks a higher level of tax-free income from long-term municipal securities, primarily of medium or lower quality.

GROWTH AND INCOME FUNDS

These funds seek to provide a conservative investment that is well positioned for long-term growth and current income. Each fund's approach is designed to limit the effects of market volatility.

  o Balanced Fund+ -- Seeks long-term growth of capital and current income consistent with reasonable investment risk by investing in equities, debt securities and cash equivalents.

  o Growth & Income Fund -- Pursues income and long-term capital growth by investing primarily in large, well-established companies.

GROWTH FUNDS

Growth funds offer long-term capital appreciation potential by investing primarily in various types of stocks.

  o Growth Stock Fund -- Pursues long-term capital appreciation from stocks with strong growth potential.

  o Special Fund -- Invests in securities believed to have limited downside risk relative to their potential for above-average growth, including securities of undervalued, under followed or out-of-favor companies.

  o Special Venture Fund -- Seeks capital appreciation through equity securities of entre preneurially managed companies.

  o Young Investor Fund -- Invests in securities of companies that affect the lives of children or teenagers.

  o Capital Opportunities Fund -- Takes a long-term approach to emerging growth by selecting quality companies with the potential to generate high levels of earnings growth over a three- to five-year period.

  o International Fund -- Invests in a diversified portfolio of foreign securities.

+Formerly Total Return Fund; name and investment objective changed effective April 17, 1996.

BY PHONE 800-338-2550
You can discuss your investment questions with a Stein Roe account representative by calling us toll free. We'll be happy to answer questions about your current account, or to provide you with information about opening a Stein Roe Fund account, including Stein Roe IRAs. We're available seven days a week, from 7 a.m. to 8 p.m. weekdays and from 8 a.m. to 5 p.m. Saturday and Sunday (central time).

STEIN ROE'S FUNDS-ON-CALL(R)24-HOUR SERVICE LINE
Using a touch-tone phone, call our toll-free number, day or night, for your current account balance, the latest Stein Roe Fund prices and yields, and other information. In addition, if you have a Personal Identification Number
(PIN), you may place orders for the following transactions 24 hours a day:

o Exchange shares between your Stein Roe accounts;
o Purchase Fund shares by electronic transfer;
o Order additional account statements and Money Market Fund checks;
o Redeem shares by check, wire or electronic transfer.

RETIREMENT PLAN ACCOUNTS
Call us for information about how we can assist you with your defined contribution plan, including 401(k) plans. You can reach us toll free at 800-322-1130.
   For information on IRA plans, call us toll free at 800-338-2550.

BY MAIL
If you prefer to contact us by mail, please address all correspondence to: P.O. Box 8900, Boston, MA 02205-8900. You also may visit our Internet web site -- www.steinroe.com -- to contact us by e-mail.

IN PERSON
If you are in the Chicago area, please visit our Investor Center located in downtown Chicago at One South Wacker Drive, 32nd Floor. Our account representatives can answer questions about your current Fund investments or provide you infor mation about any of the Stein Roe Funds and retirement plans. Stop by weekdays between 8 a.m. and 5:15 p.m.

This report must be preceded or accompanied by a prospectus.

Stein Roe Income Trust

TRUSTEES
Timothy K. Armour
President, Mutual Fund Division and Director, Stein Roe & Farnham Incorporated Kenneth L. Block
Chairman Emeritus, A.T. Kearney, Inc.
William W. Boyd
Chairman and Director, Sterling Plumbing Group Inc.
Lindsay Cook
Senior Vice President, Liberty Financial Companies, Inc.
Douglas A. Hacker
Senior Vice President and Chief Financial Officer, United Airlines
Francis W. Morley
Chairman, Employer Plan Administrators and Consultants Co.
Charles R. Nelson
Van Voorhis Professor of Political Economy, University of Washington
Thomas C. Theobald
Managing Partner, William Blair Capital Partners
Gordon R. Worley
Private investor

OFFICERS
Timothy K. Armour, President
Jilaine H. Bauer, Executive Vice President, Secretary
N. Bruce Callow, Executive Vice President
Hans P. Ziegler, Executive Vice President
Gary A. Anetsberger, Senior Vice President, Chief Financial Officer Ann H. Benjamin, Vice President
Thomas W. Butch, Vice President
Philip J. Crosley, Vice President
Philip D. Hausken, Vice President
Michael T. Kennedy, Vice President
Steven P. Luetger, Vice President
Lynn C. Maddox, Vice President
Anne E. Marcel, Vice President
Jane M. Naeseth, Vice President
Nicolette D. Parrish, Vice President, Assistant Secretary
Cynthia A. Prah, Vice President
Thomas P. Sorbo, Vice President
Sharon R. Robertson, Controller
Margaret O. Zwick, Treasurer
Janet B. Rysz, Assistant Secretary

AGENTS AND ADVISERS
Stein Roe & Farnham Incorporated
Investment Adviser
State Street Bank and Trust Company
Custodian
SteinRoe Services Inc.
Transfer Agent
Bell, Boyd & Lloyd
Legal Counsel to the Trust
Ernst & Young LLP
Independent Auditors

A Guide to Stein Roe Services

We encourage you to take advantage of our free shareholder services. If you would like additional information about how to establish or use a Stein Roe service, just call us at 800 338-2550.

PURCHASES
In addition to sending us a check or wire to purchase additional fund shares, you can take advantage of these convenient automatic services:

  o Automatic Investment Plan -- Make regular investments ($50 minimum) in your SteinRoe account directly from your bank checking account. You select monthly, quarterly, semiannual or annual purchases.

  o Special Investments -- Purchase shares by telephone and pay for them by electronic transfer from your bank checking account.

EXCHANGES
  o Telephone Exchange -- Call us to exchange $50 or more from your existing account in one Stein Roe fund to an identically registered existing account in another Stein Roe fund. You receive this service when you open a Stein Roe fund account, unless you elect not to.*

  o  Automatic Exchange -- Stein Roe will regularly exchange shares from your account in one Stein Roe fund to your account in another. You select twice-monthly, monthly, quarterly, semiannual or annual exchanges.

REDEMPTIONS
  o Telephone Redemption by Check -- Call to redeem $1,000 or more from your account. A check will be sent to your registered address. You automatically receive this service when you open a Stein Roe account, unless you elect not to.

  o Telephone Redemption by Wire -- Redeem shares by phone from your account ($1,000 minimum) and wire the proceeds to your bank checking account. A small fee for wiring proceeds will be deducted from the amount wired.

  o Special Redemption Option -- If you do not want to pre-schedule your redemptions, you can redeem shares by telephone ($50 minimum/ $100,000 maximum) and have the proceeds sent directly to your bank checking account.

  o Automatic Redemption Plan -- Redeem either a fixed dollar or share amount, or a fixed percentage of your account automatically on a schedule you establish. You select monthly, quarterly, semiannual or annual withdrawals ($50 minimum/ $100,000 max imum), and the proceeds are sent either to your bank checking account or to an address you specify.

  o  Money Market Fund Check
     Writing -- Write checks for $50
     or more on your money market fund account.

*Stein Roe reserves the right to discontinue or modify the exchange privilege, and certain restrictions apply. Please refer to your prospectus for details.

DISTRIBUTIONS
Most investors like to reinvest their dividends and capital gains distributions and put them back to work. If, however, you do not want them reinvested, consider these alternatives:

  o Dividend Purchase Option -- Use the distributions from one Stein Roe fund account ($25 minimum) to automatically purchase shares in your account with another Stein Roe fund.

  o Automatic Dividend Deposit -- Instead of receiving your dividends by check, your distributions are deposited automatically into your bank checking account.

RECORDKEEPING
  o Summary of Investments -- Consolidates quarterly transaction and investment infor mation for any or all of your household's Stein Roe accounts on one easy-to-read statement. At year end, Stein Roe provides a complete summary of all account activity for the year.

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Stein Roe Mutual Funds
Building Wealth for Generations (sm)

THE STEIN ROE FUNDS
Stein Roe Government Reserves Fund
Stein Roe Cash Reserves Fund
Stein Roe Limited Maturity Income Fund
Stein Roe Government Income Fund
Stein Roe Intermediate Bond Fund
Stein Roe Income Fund
Stein Roe Municipal Money Market Fund
Stein Roe Intermediate Municipals Fund
Stein Roe Managed Municipals Fund
Stein Roe High-Yield Municipals Fund
Stein Roe Balanced Fund
Stein Roe Growth & Income Fund
Stein Roe Growth Stock Fund
Stein Roe Young Investor Fund
Stein Roe Special Fund
Stein Roe Special Venture Fund
Stein Roe Capital Opportunities Fund
Stein Roe International Fund

                                P.O. Box 8900
                       Boston, Massachusetts 02205-8900
                                 800-338-2550
         In Chicago, visit our Fund Center at One South Wacker Drive
                 Liberty Securities Corporation, Distributor
                              Member SIPC. 7/96

                                                                         MM11A